SIRENA RENEE POOLE, INC
      c/o 928 WEST LYCOMING STREET
      PHILADELPHIA, PA 19140

December 8, 2022
Via EDGAR TRANSMISION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN:  Mr. Anthony M Wilson
RE:  SIRENA RENEE POOLE, INC.-REGISTRATION STATEMENT ON FORM N8-A
 File No. 811-23379
 REQUEST FOR WITHDRAWAL

This letter is filed in reference to the Registration Statement on Form N8-A, Commission File No. 811-23379, of SIRENA RENEE POOLE INC. (the Registrant), which was filed on September 17, 2018 pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with filing of Form N-8A. The Registrant hereby requests the immediate withdrawal of the Form N8-A, including all exhibits thereto, without prejudice on the grounds that the Registrant is concurrently withdrawing its Registration Statement.

       Sincerely,
       /s/ Sirena Poole [Permenter]
       President